Fiscal 2018 Third Quarter and Nine Months Ended 31 December 2017

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the condensed consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 02 February 2018, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	1

GROUP RESULTS

James Hardie Industries plc
Results for the 3rd Quarter and Nine Months Ended 31 December

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	Change %	9 Months FY18	9 Months FY17	Change %
Net sales	$495.1	$453.8	9	$1,528.6	$1,427.3	7
Cost of goods sold	(312.2)	(298.8)	(4)	(989.5)	(913.4)	(8)
Gross profit	182.9	155.0	18	539.1	513.9	5

Selling, general and administrative expenses	(77.7)	(74.6)	(4)	(226.2)	(215.7)	(5)
Research and development expenses	(8.3)	(7.3)	(14)	(24.4)	(22.2)	(10)
Asbestos adjustments	47.0	35.6	32	36.5	39.0	(6)
EBIT	143.9	108.7	32	325.0	315.0	3

Net interest expense	(8.3)	(7.2)	(15)	(21.6)	(20.3)	(6)
Loss on early debt extinguishment[1]	(26.1)	—		(26.1)	—
Other income	0.6	1.4	(57)	0.2	1.2	(83)
Operating profit before income taxes	110.1	102.9	7	277.5	295.9	(6)
Income tax expense	(30.2)	(15.0)		(73.8)	(63.9)	(15)
Net operating profit	$79.9	$87.9	(9)	$203.7	$232.0	(12)

Earnings per share - basic (US cents)	18	20		46	52
Earnings per share - diluted (US cents)	18	20		46	52

Volume (mmsf)	660.6	632.1	5	2,051.8	1,998.1	3

1 In December 2017, we redeemed our 5.875% senior notes due 2023 and recorded a loss on early debt extinguishment in connection with this redemption. Readers are referred to Note 6 of our 31 December 2017 condensed consolidated financial statements for further information related to long-term debt.

Net sales for the quarter and nine months increased 9% and 7%, respectively, from the prior corresponding periods to US$495.1 million and US$1,528.6 million, respectively. For both periods, net sales were favorably impacted by a higher average net sales price in the North America Fiber Cement segment and higher sales volumes in the International Fiber Cement segment.

Gross profit of US$182.9 million for the quarter and US$539.1 million for the nine months increased 18% and 5%, respectively, when compared to the prior corresponding periods. Gross profit margin of 36.9% for the quarter and 35.3% for the nine months increased 2.7 percentage points and decreased 0.7 percentage points, respectively, when compared with the prior corresponding periods.

Selling, general and administrative (“SG&A”) of US$77.7 million for the quarter and US$226.2 million for the nine months increased 4% and 5%, respectively, when compared to the prior corresponding periods. For the quarter, the increase is primarily driven by higher stock compensation expense and higher discretionary spending. For the nine months, the increase is primarily driven by higher discretionary spending, increased foreign exchange losses, and higher labor cost.

Research and development (“R&D”) expenses for the quarter and nine months increased 14% and 10%,

respectively, when compared to the prior corresponding periods, primarily due to an increase in R&D spend for the Other Businesses segment, as well as an increase in the overall number of R&D projects undertaken by the R&D team.

Asbestos adjustments primarily reflect a reduction in the asbestos liability, of US$44.3 million, due to the impact of the recent amendment to the AFFA, as well as the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate.

Other income for the quarter and nine months reflects the gains and losses on interest rate swaps.

Net operating profit for the quarter decreased compared to the prior corresponding period, primarily due to the loss on early debt extinguishment and an increase in income tax expense, partially offset by the favorable underlying performance of the operating business units and favorable movements in asbestos adjustments.

Net operating profit for the nine months decreased compared to the prior corresponding period, primarily driven by the loss on early debt extinguishment, higher SG&A expense and an increase in income tax expense, partially offset by the favorable underlying performance of the operating business units.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	2

OPERATING RESULTS - SEGMENT

North America Fiber Cement Segment
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	Change	9 Months FY18	9 Months FY17	Change
Volume (mmsf)	528.9	516.7	2%	1,652.0	1,636.8	1%
Average net sales price per unit (per msf)	US$705	US$670	5%	US$700	US$666	5%

Net sales	376.8	350.9	7%	1,168.0	1,105.7	6%
Gross profit			20%			3%
Gross margin (%)			4.0 pts			(1.0 pts)
EBIT	101.3	75.5	34%	278.5	267.8	4%
EBIT margin (%)	26.9	21.5	5.4 pts	23.8	24.2	(0.4 pts)

Net sales for the quarter and nine months were favorably impacted by a higher average net sales price and slightly higher volumes. The increase in average net sales price reflects the annual change in our strategic pricing effective April 2017. Additionally, the marginal growth in volume for the quarter and the nine months, compared to the prior corresponding periods, was due to dampened demand driven by our capacity constraints in the prior fiscal year and first half of fiscal year 2018. Our exterior volume trend continues to improve quarter to quarter, and grew in line with our market index in the current quarter.

We note that there are a number of data sources that measure US housing market growth. At the time of filing our results for the quarter ended 31 December 2017, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 199,300, or 7% above the prior corresponding period, and for the nine months ended 31 December 2017, single family housing starts were 666,900 or 9% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that this data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter and nine months can be attributed to the following components:

For the Three Months Ended 31 December 2017:
Higher average net sales price	3.1	pts
Lower start up costs	0.5	pts
Lower production costs	0.4	pts
Total percentage point change in gross margin	4.0	pts

For the Nine Months Ended 31 December 2017:
Higher average net sales price	2.9	pts
Higher start up costs	(0.1	pts)
Higher production costs	(3.8	pts)
Total percentage point change in gross margin	(1.0	pts)

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	3

OPERATING RESULTS - SEGMENT

Gross margin for the quarter increased 4 percentage points, compared to the prior corresponding period, primarily due to a higher average net sales price, lower start up costs and lower production costs. The lower production costs compared to the prior corresponding period were driven by favorable plant performance, partially offset by higher input costs and higher freight costs.

Gross margin for the nine months decreased 1 percentage point, compared to the prior corresponding period, primarily driven by higher production costs, partially offset by a higher average net sales price. While production costs were favorable for the quarter as compared to the prior corresponding period, this favorability was more than offset by the unfavorable performance during the first half of fiscal year 2018. The higher production costs in the first half of fiscal year 2018 were driven by elevated spending in freight, labor and raw materials, as well as production inefficiencies across the manufacturing network.

EBIT for the quarter increased 34% primarily driven by a 20% increase in gross profit and a 5% decrease in SG&A expenses. EBIT for the nine months increased 4% primarily driven by a 3% increase in gross profit. The lower SG&A expense for the quarter was primarily driven by a decrease in discretionary spend compared to the prior corresponding period. As a percentage of sales, SG&A decreased by 1.4 percentage points and 0.5 percentage points for the quarter and nine months, respectively, when compared to prior corresponding periods.

EBIT margin for the quarter increased 5.4 percentage points to 26.9% when compared to the prior corresponding period, driven primarily by the increase in gross margin as described above. EBIT margin for the nine months decreased 0.4 percentage points to 23.8% when compared to the prior corresponding period, driven primarily by the decrease in gross margin as described above.

International Fiber Cement Segment

The International Fiber Cement Segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, (iii) Philippines Fiber Cement, and (iv) Europe Fiber Cement.

Operating results for the International Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	Change	9 Months FY18	9 Months FY17	Change
Volume (mmsf)	131.7	115.4	14%	399.8	361.3	11%
Average net sales price per unit (per msf)	US$773	US$790	(2%)	US$775	US$786	(1%)

Net sales	114.5	99.5	15%	349.2	309.0	13%
Gross profit			12%			13%
Gross margin (%)			(1.1 pts)			—	pts
EBIT	25.4	21.9	16%	82.4	71.5	15%
EBIT margin (%)	22.2	22.0	0.2 pts	23.6	23.1	0.5 pts

Volume for the quarter and nine months increased 14% and 11%, respectively, compared to the prior corresponding periods, primarily driven by volume growth in our Australian and Philippines businesses.

Net sales for the quarter and nine months increased 15% and 13%, respectively, compared to the prior corresponding periods, primarily due to higher volume, partially offset by a lower average net sales price in US

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	4

OPERATING RESULTS - SEGMENT

dollars. The lower average net sales price for the quarter and nine months was primarily driven by tactical pricing strategies and volume growth in the Philippines.

Gross profit for the quarter and nine months increased 12% and 13%, respectively, compared to the prior corresponding periods. The increase for the quarter was primarily driven by strong volume growth and lower production costs in our Australian business. The increase for the nine months was primarily driven by strong volume growth and lower production costs in our Australian business, partially offset by a lower average net sales price in the Philippines and lower net sales in Europe.

The change in gross margin for the quarter and nine months can be attributed to the following components:

For the Three Months Ended 31 December 2017:
Lower average net sales price	(1.4 pts)
Lower production costs	0.3	pts
Total percentage point change in gross margin	(1.1 pts)

For the Nine Months Ended 31 December 2017:
Lower average net sales price	(0.8 pts)
Lower production costs	0.8	pts
Total percentage point change in gross margin	—

EBIT for the quarter and nine months increased 16% and 15%, respectively, when compared to the prior corresponding periods, to US$25.4 million and US$82.4 million, respectively, due to the increase in gross profit described above, partially offset by higher SG&A expenses. The increase in SG&A expense for the quarter and nine months was primarily driven by an increase in labor related costs; however, as a percentage of sales, SG&A expense decreased by 1.5 percentage points and 0.6 percentage points for the quarter and nine months, respectively, when compared to the prior corresponding periods.

Country Analysis

Australia Fiber Cement

Net sales for the quarter and nine months increased primarily due to a higher average net sales price and an increase in volume. The key drivers of growth in net sales were continued favorable conditions in our addressable markets and market penetration, as we gained market share during the year, combined with the favorable impact of our price increase.

EBIT for the quarter and nine months increased 20% and 25%, respectively, when compared to the prior corresponding periods, driven by improved gross profit. The increase in gross profit is due to improved net sales and lower production costs, partially offset by higher SG&A expenses from labor related costs.

While we have provided Australian Bureau of Statistics data in prior periods, we note that December 2017 data was not available at the filing date of this document. However, we note that for the eight months ended 30 November 2017, according to Australian Bureau of Statistics data, approval for detached houses, which are a key driver of the Australian business’ sales volume, were flat compared to the prior corresponding period. The other key driver of our sales volume is the alterations and additions market, which increased 5% for the eight months ended 30 November 2017, when compared to the prior corresponding period.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	5

OPERATING RESULTS - SEGMENT

New Zealand Fiber Cement

Net sales for the quarter and nine months increased from the prior corresponding periods, primarily driven by higher sales volumes from addressable markets. EBIT for the quarter decreased compared to the prior corresponding period, primarily driven by unfavorable plant performance, higher freight cost and higher SG&A expenses, partially offset by higher net sales. EBIT for the nine months was flat compared to the prior corresponding period.

Philippines Fiber Cement

Volume for the quarter and nine months increased 21% and 23%, respectively, when compared to the prior corresponding periods, as a result of our tactical pricing strategies in the current year, as well as low volumes in the prior corresponding period due to the penetration of competitor imports within the Philippines market. EBIT for the quarter was higher compared to the prior corresponding period, driven by strong volume growth and lower production costs. EBIT for the nine months was lower compared to the prior corresponding period, primarily driven by the impact of unfavorable foreign exchange rates on our US$ reported sales and a lower average net sales price due to tactical pricing strategies.

Europe Fiber Cement

Net sales for the quarter were higher when compared to the prior corresponding period, primarily driven by the impact of favorable foreign exchange rates on our US$ reported sales. EBIT for the quarter improved when compared to the prior corresponding period, driven by higher net sales and lower SG&A expenses.

Net sales for the nine months decreased when compared to the prior corresponding period, primarily driven by lower volume in certain regions, partially offset by the impact of favorable foreign exchange rates on our US$ reported sales. EBIT for the nine months was higher when compared to the prior corresponding period, primarily driven by lower SG&A expenses.

Other Businesses Segment

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	Change	9 Months FY18	9 Months FY17	Change
Net sales	3.8	3.4	12%	11.4	12.6	(10%)
Gross profit			—%			NM
Gross profit margin (%)			2.4 pts			(9.6 pts)
EBIT	(1.9)	(2.1)	10%	(5.8)	(4.7)	(23%)

We continue to invest in business development opportunities aligned with our long term strategy and continue to incur losses in our Other Businesses segment. EBIT loss for the quarter decreased 10% to a loss of US$1.9 million, when compared to the prior corresponding period. EBIT loss for the nine months increased to a loss of US$5.8 million. We continue to invest in future growth through our commitment to building quality manufacturing, product development capabilities and organizational capability.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	6

OPERATING RESULTS - SEGMENT

Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	Change %	9 Months FY18	9 Months FY17	Change %
Segment R&D expenses	$(6.4)	$(5.4)	(19)	$(18.6)	$(16.5)	(13)
Segment R&D SG&A expenses	(0.8)	(0.8)	—	(1.9)	(1.8)	(6)
Total R&D EBIT	$(7.2)	$(6.2)	(16)	$(20.5)	$(18.3)	(12)

The increase in segment R&D expenses for the quarter and nine months are a result of increased R&D spend for the Other Businesses segment, as well as, an increase in the number of core R&D projects being undertaken by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$1.9 million for the quarter and US$5.8 million for the nine months, compared to US$1.9 million and US$5.7 million for the prior corresponding periods.

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	Change %	9 Months FY18	9 Months FY17	Change %
General Corporate SG&A expenses	$(20.2)	$(15.6)	(29)	$(44.8)	$(39.1)	(15)
Asbestos:
Asbestos adjustments	47.0	35.6	32	36.5	39.0	(6)
AICF SG&A expenses[1]	(0.5)	(0.4)	(25)	(1.3)	(1.2)	(8)
General Corporate EBIT	$26.3	$19.6	34	$(9.6)	$(1.3)

[1] Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF.

For the quarter, General Corporate SG&A expenses increased US$4.6 million, primarily due to higher stock compensation expenses driven by an increase in the USD stock price and higher discretionary spending.

For the nine months, General Corporate SG&A expenses increased US$5.7 million, primarily due to higher discretionary spending and an increase in foreign exchange losses, partially offset by a US$3.4 million gain on the sale of a storage building located near our Fontana facility.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	7

OPERATING RESULTS - SEGMENT

Asbestos adjustments for both periods primarily reflect a reduction in the asbestos liability, of US$44.3 million, due to the impact of the recent amendment to the AFFA, as well as, the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

Q3 FY18		Q3 FY17		9 Months FY18		9 Months FY17
30 September 2017	0.7840	30 September 2016	0.7628	31 March 2017	0.7644	31 March 2016	0.7657
31 December 2017	0.7804	31 December 2016	0.7236	31 December 2017	0.7804	31 December 2016	0.7236
Change ($)	(0.0036)	Change ($)	(0.0392)	Change ($)	0.0160	Change ($)	(0.0421)
Change (%)	—	Change (%)	(5)	Change (%)	2	Change (%)	(5)
Readers are referred to Note 7 of our 31 December 2017 condensed consolidated financial statements for further information on asbestos adjustments.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	8

OPERATING RESULTS - OTHER

EBIT
The table below summarizes EBIT results as discussed above:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	Change %	9 Months FY18	9 Months FY17	Change %
North America Fiber Cement	$101.3	$75.5	34	$278.5	$267.8	4
International Fiber Cement	25.4	21.9	16	82.4	71.5	15
Other Businesses	(1.9)	(2.1)	10	(5.8)	(4.7)	(23)
Research and Development	(7.2)	(6.2)	(16)	(20.5)	(18.3)	(12)
General Corporate[1]	(20.2)	(15.6)	(29)	(44.8)	(39.1)	(15)
Adjusted EBIT	97.4	73.5	33	289.8	277.2	5
Asbestos:
Asbestos adjustments	47.0	35.6	32	36.5	39.0	(6)
AICF SG&A expenses	(0.5)	(0.4)	(25)	(1.3)	(1.2)	(8)
EBIT	$143.9	$108.7	32	$325.0	$315.0	3

[1] Excludes Asbestos-related expenses and adjustments

Net Interest Expense

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	Change %	9 Months FY18	9 Months FY17	Change %
Gross interest expense	$(10.3)	$(7.5)	(37)	$(26.5)	$(21.4)	(24)
Capitalized Interest	1.3	0.5		3.1	1.6	94
Interest income	0.4	—		0.8	0.3
Net AICF interest income (expense)	0.3	(0.2)		1.0	(0.8)
Net interest expense	$(8.3)	$(7.2)	(15)	$(21.6)	$(20.3)	(6)

Gross interest expense for the quarter and nine months increased US$2.8 million and US$5.1 million, respectively, when compared to the prior corresponding periods, primarily due to the higher outstanding balance of our senior unsecured notes. Net AICF interest for the quarter and nine months moved to income of US$0.3 million and US$1.0 million, respectively, primarily due to interest income on deposits and a decrease in the balance of AICF's borrowings under its loan facility with New South Wales Government.

Other Income

Other income for the quarter and nine months decreased to US$0.6 million and US$0.2 million, respectively, compared to US$1.4 million and US$1.2 million, respectively, in the prior corresponding periods, due to movements in the valuation of our interest rate swaps.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	9

OPERATING RESULTS - OTHER

Income Tax

	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	9 Months FY18	9 Months FY17
Income tax expense (US$ Millions)	(30.2)	(15.0)	(73.8)	(63.9)
Effective tax rate (%)	27.4	14.6	26.6	21.6

Adjusted income tax expense[1] (US$ Millions)	(19.5)	(15.3)	(61.9)	(64.9)
Adjusted effective tax rate[1] (%)	21.8	22.5	23.1	25.1

[1]Adjusted income tax expense represents income tax on net operating profit excluding asbestos, loss on early debt extinguishment and other tax adjustments

Total income tax expense for the quarter and nine months increased US$15.2 million and US$9.9 million, respectively, when compared to the prior corresponding periods. The increase was primarily driven by the reduction in the asbestos liability.

Total Adjusted income tax expense for the quarter and nine months increased US$4.2 million and decreased US$3.0 million, respectively, when compared to the prior corresponding periods. The increase for the quarter was primarily driven by an increase in Adjusted operating profit before income taxes. The decrease for the nine months was primarily driven by a reduction of the US tax rate.

US Tax Cuts and Jobs Act

As a result of the enactment of the US Tax Cuts and Jobs Act in December 2017, we recorded a provisional charge to income tax expense of an estimated US$2.5 million resulting from deemed repatriated earnings of certain subsidiaries and the revaluation of our US-based net deferred tax liability.

The impact of changes in US tax legislation on our future earnings is uncertain as it is subject to the potential effect of certain complex provisions, and the issuance of regulatory guidance or clarifications that may be issued in the future in respect of these provisions, including the base erosion and anti-abuse tax, global intangible low-taxed income, foreign derived intangible income and others, which we are currently reviewing. These provisions will be in effect for us beginning fiscal year 2019, and it is possible that any impact of these provisions could materially reduce the benefit of the reduction in the US federal corporate income tax rate. Due to the uncertain practical and technical application of many of these provisions, it is currently not possible to reliably estimate whether these provisions will apply and if so, how it will impact us.

Readers are referred to Note 10 of our 31 December 2017 condensed consolidated financial statements for further information related to income tax.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	10

OPERATING RESULTS - OTHER

Net Operating Profit

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	Change %	9 Months FY18	9 Months FY17	Change %
EBIT	$143.9	$108.7	32	$325.0	$315.0	3

Net interest expense	(8.3)	(7.2)	(15)	(21.6)	(20.3)	(6)
Loss on early debt extinguishment[1]	(26.1)	—		(26.1)	—
Other income	0.6	1.4	(57)	0.2	1.2	(83)
Income tax expense	(30.2)	(15.0)		(73.8)	(63.9)	(15)
Net operating profit	79.9	87.9	(9)	203.7	232.0	(12)

Excluding:
Asbestos:
Asbestos adjustments	(47.0)	(35.6)	(32)	(36.5)	(39.0)	6
AICF SG&A expenses	0.5	0.4	25	1.3	1.2	8
AICF interest (income) expense, net	(0.3)	0.2		(1.0)	0.8
Loss on early debt extinguishment	26.1	—		26.1	—
Asbestos, loss on early debt extinguishment and other tax adjustments	10.7	(0.3)		11.9	(1.0)
Adjusted net operating profit	69.9	52.6	33	205.5	194.0	6

Adjusted diluted earnings per share (US cents)	16	12		47	44

1 In December 2017, we redeemed our 5.875% senior notes due 2023 and recorded a loss on early debt extinguishment in connection with this redemption. Readers are referred to Note 6 of our 31 December 2017 condensed consolidated financial statements for further information related to long-term debt.

Adjusted net operating profit of US$69.9 million for the quarter increased US$17.3 million, or 33%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units, as reflected in the US$23.9 million increase in Adjusted EBIT, partially offset by an increase in Adjusted income tax expense of US$4.2 million.

Adjusted net operating profit of US$205.5 million for the nine months increased US$11.5 million, or 6%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units, as reflected in the US$12.6 million increase in Adjusted EBIT.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	11

OTHER INFORMATION

Cash Flow
Operating Activities
Cash provided by operating activities decreased US$26.4 million to US$239.4 million. The decrease in cash provided by operating activities was primarily driven by an unfavorable change in working capital of US$65.3 million and a US$11.1 million increase in the payment to AICF, partially offset by a favorable change in other operating assets and liabilities of US$40.7 million. The unfavorable change in working capital was primarily due to the continued build of inventory levels to meet anticipated demand. The favorable change in other operating assets and liabilities was primarily due to the timing of payments and periodic changes of various accrual balances including taxes and bonuses.
Investing Activities
Cash used in investing activities increased US$83.9 million to US$144.0 million. The change in net cash used in investing activities was primarily driven by an increase in the purchase of property, plant and equipment of US$90.3 million compared to the prior corresponding period, primarily related to the greenfield expansion project on land adjacent to our Tacoma facility. This was partially offset by US$7.9 million in proceeds from the sale of a storage building near our Fontana facility.
Financing Activities
Cash provided by financing activities increased US$291.7 million to US$60.5 million. The increase in cash provided by financing activities was driven by the net proceeds from our senior unsecured notes in the current year of US$400.0 million, partially offset by the associated call redemption premium and debt issuance costs of US$33.4 million. This was further offset by the repurchase of shares of common stock of US$99.8 million in the prior year, compared to nil in the current year.

Capacity Expansion

We continually evaluate the capacity required to service the North American housing market to ensure we meet demand and achieve our market penetration objectives. During the current quarter we:

•	Continued the start-up at our Summerville facility;

•	Continued the construction of a greenfield expansion project on land adjacent to our existing Tacoma facility, which is expected to be commissioned in the first quarter of fiscal year 2019; and

•	Continued the planning of our Prattville, Alabama facility, which is expected to be commissioned in the first half of fiscal year 2020.

In our International Fiber Cement segment, we are adding additional capacity in the Philippines with an estimated total cost of US$18.0 million, which is expected to be completed in the last quarter of fiscal year 2018. Additionally, today we announced an A$28.5 million brownfield expansion project at our existing Carole Park facility in Australia with planning and design to begin immediately. The new brownfield expansion project is expected to be commissioned by the first quarter of fiscal year 2021.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	12

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position increased from US$78.9 million at 31 March 2017 to US$231.3 million at 31 December 2017.

At 31 December 2017, we held three forms of debt: an unsecured revolving credit facility; a 364-day term loan facility; and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.9% and 4.8% at 31 December 2017 and 31 March 2017, respectively. The weighted average term of all debt, including undrawn facilities, was 7.2 years and 4.7 years at 31 December 2017 and 31 March 2017, respectively.

At 31 December 2017, we had US$500.0 million available in an unsecured revolving credit facility. At 31 December 2017, we had no amounts drawn under the unsecured revolving credit facility, compared to US$175.0 million at 31 March 2017. The unsecured revolving credit facility's amended expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million.

In December 2017, we entered into a €525.0 million (US$627.4 million based on the exchange rate at 31 December 2017) 364-day term loan facility. At 31 December 2017, there were no amounts drawn under the 364-day term loan facility. We anticipate drawing on this 364-day term loan facility in the fourth quarter of fiscal year 2018, and will use these funds to complete the Fermacell acquisition.

In December 2017, we completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes.  The sale of the senior notes were issued at par with US$400.0 million 4.75% senior notes due 15 January 2025 and US$400.0 million 5.00% senior notes due 15 January 2028. The proceeds from the offering were used for general corporate purposes, including funding the redemption of our 5.875% senior notes due 2023, the repayment of outstanding borrowings under the unsecured revolving credit facility and capital expenditures. We will also use the net proceeds from this offering to finance a portion of the Fermacell acquisition.

In connection with the redemption of 5.875% senior notes due 2023, we recorded a loss on early debt extinguishment of US$26.1 million during the quarter, which included US$19.5 million of call redemption premiums and US$6.6 million of unamortized financing costs associated with these notes.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flows from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	13

OTHER INFORMATION

Capital Management and Dividends
The following table summarizes the dividends declared or paid in respect of fiscal years 2018, 2017 and 2016:

US$ Millions	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2018 first half dividend[1]	0.10	44.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015

[1] The FY2018 first half dividend total amount of US$44.2 million represents the value of the dividend declared. Any difference between the amount declared and the amount payable per our condensed consolidated balance sheets is due to unrealized exchange gain or loss associated with the change in the dividend liability between the record date and the balance sheet date.

We will continue to review our capital structure and capital allocation objectives and expect the following prioritization to remain:

•	invest in R&D and capacity expansion to support organic growth;

•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;

•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and

•	consider other shareholder returns when appropriate.

Other Asbestos Information
Claims Data

	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	Change %	9 Months FY18	9 Months FY17	Change %
Claims received	131	143	8	433	428	(1)
Actuarial estimate for the period	144	156	8	432	469	8
Difference in claims received to actuarial estimate	13	13		(1)	41

Average claim settlement[1] (A$)	254,000	195,000	(30)	261,000	215,000	(21)
Actuarial estimate for the period[2]	283,000	327,000	13	283,000	327,000	13
Difference in claims paid to actuarial estimate	29,000	132,000		22,000	112,000

[1] Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
[2] This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	14

OTHER INFORMATION

For the quarter ended 31 December 2017, we noted the following related to asbestos-related claims:

•	Claims received were 9% below actuarial estimates during the quarter and were in line with actuarial estimates during the nine months;

•	Claims received during the quarter and nine months were 8% lower and 1% higher than prior corresponding periods, respectively;

•	Mesothelioma claims reported for the nine months were 8% above actuarial expectations and 7% above the prior corresponding period;

•	The average claim settlement for the quarter and nine months were 10% and 8% below actuarial expectations, respectively;

•	Average claim settlement sizes were lower for most disease types, including for mesothelioma and asbestosis, compared to actuarial expectations for fiscal year 2018; and

•
The decrease in average claim settlement for the nine months versus actuarial estimates was largely attributable to lower average claim settlement sizes for non-large mesothelioma claims, together with the favorable large claims experience for the nine months.

AICF Funding

On 3 July 2017, we made a payment of A$135.1 million (US$102.2 million) to AICF, representing 35% of our free cash flow for fiscal year 2017. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2017 operating cash flows of US$292.1 million.

From the time AICF was established in February 2007 through 3 July 2017, we have contributed approximately A$1,055.0 million to the fund.

Readers are referred to Note 7 of our 31 December 2017 condensed consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	15

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our condensed consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our condensed consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	16

NON-US GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•	Adjusted EBIT;

•	Adjusted EBIT margin;

•	Adjusted net operating profit;

•	Adjusted diluted earnings per share;

•	Adjusted operating profit before income taxes;

•	Adjusted income tax expense;

•	Adjusted effective tax rate;

•	Adjusted EBITDA;

•	Adjusted EBITDA excluding Asbestos; and

•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”).

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	17

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents
Adjusted EBIT

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	9 Months FY18	9 Months FY17
EBIT	$143.9	$108.7	$325.0	$315.0
Asbestos:
Asbestos adjustments	(47.0)	(35.6)	(36.5)	(39.0)
AICF SG&A expenses	0.5	0.4	1.3	1.2
Adjusted EBIT	$97.4	$73.5	$289.8	$277.2
Net sales	495.1	453.8	1,528.6	1,427.3
Adjusted EBIT margin	19.7%	16.2%	19.0%	19.4%
Adjusted Net Operating Profit

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	9 Months FY18	9 Months FY17
Net operating profit	$79.9	$87.9	$203.7	$232.0
Asbestos:
Asbestos adjustments	(47.0)	(35.6)	(36.5)	(39.0)
AICF SG&A expenses	0.5	0.4	1.3	1.2
AICF interest (income) expense, net	(0.3)	0.2	(1.0)	0.8
Loss on early debt extinguishment	26.1	—	26.1	—
Asbestos, loss on early debt extinguishment and other tax adjustments	10.7	(0.3)	11.9	(1.0)
Adjusted net operating profit	$69.9	$52.6	$205.5	$194.0
Adjusted diluted earnings per share

	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	9 Months FY18	9 Months FY17
Adjusted net operating profit (US$ millions)	$69.9	$52.6	$205.5	$194.0
Weighted average common shares outstanding - Diluted (millions)	442.0	441.6	441.7	444.8
Adjusted diluted earnings per share (US cents)	16	12	47	44

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	18

NON-US GAAP FINANCIAL MEASURES

Adjusted effective tax rate

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	9 Months FY18	9 Months FY17
Operating profit before income taxes	$110.1	$102.9	$277.5	$295.9
Asbestos:
Asbestos adjustments	(47.0)	(35.6)	(36.5)	(39.0)
AICF SG&A expenses	0.5	0.4	1.3	1.2
AICF interest (income) expense, net	(0.3)	0.2	(1.0)	0.8
Loss on early debt extinguishment	26.1	—	26.1	—
Adjusted operating profit before income taxes	$89.4	$67.9	$267.4	$258.9

Income tax expense	(30.2)	(15.0)	(73.8)	(63.9)
Asbestos, loss on early debt extinguishment and other tax adjustments	10.7	(0.3)	11.9	(1.0)
Adjusted income tax expense	$(19.5)	$(15.3)	$(61.9)	$(64.9)
Effective tax rate	27.4%	14.6%	26.6%	21.6%
Adjusted effective tax rate	21.8%	22.5%	23.1%	25.1%
Adjusted EBITDA excluding Asbestos

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	9 Months FY18	9 Months FY17
EBIT	$143.9	108.7	$325.0	$315.0
Depreciation and amortization	23.4	22.6	68.6	62.5
Adjusted EBITDA	$167.3	$131.3	$393.6	$377.5
Asbestos:
Asbestos adjustments	(47.0)	(35.6)	(36.5)	(39.0)
AICF SG&A expenses	0.5	0.4	1.3	1.2
Adjusted EBITDA excluding Asbestos	$120.8	$96.1	$358.4	$339.7
Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY18	Q3 FY17	9 Months FY18	9 Months FY17
SG&A expenses	$77.7	$74.6	$226.2	$215.7
Excluding:
AICF SG&A expenses	(0.5)	(0.4)	(1.3)	(1.2)
Adjusted SG&A expenses	$77.2	$74.2	$224.9	$214.5
Net sales	$495.1	$453.8	$1,528.6	$1,427.3
SG&A expenses as a percentage of net sales	15.7%	16.4%	14.8%	15.1%
Adjusted SG&A expenses as a percentage of net sales	15.6%	16.4%	14.7%	15.0%

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	19

SUPPLEMENTAL FINANCIAL INFORMATION

As set forth in Note 7 of the condensed consolidated financial statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with the condensed consolidated financial statements and related notes contained therein.

James Hardie Industries plc
Supplementary Financial Information
31 December 2017
(Unaudited)

US$ Millions	Total Fiber Cement- Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$13.0	$13.0
Restricted short term investments – Asbestos	—	78.0	78.0
Insurance receivable – Asbestos[1]	—	63.5	63.5
Workers compensation asset – Asbestos[1]	—	44.3	44.3
Deferred income taxes – Asbestos	—	333.5	333.5
Asbestos liability[1]	—	1,059.9	1,059.9
Workers compensation liability – Asbestos[1]	—	44.3	44.3
Income taxes payable[1]	47.0	(16.0)	31.0
Asbestos adjustments	—	36.5	36.5
Selling, general and administrative expenses	(224.9)	(1.3)	(226.2)
Net interest expense	(22.6)	1.0	(21.6)
Income tax expense	(59.3)	(14.5)	(73.8)
[1] The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our consolidated balance sheets.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	20

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

▪	statements about the Company’s future performance;

▪	projections of the Company’s results of operations or financial condition;

▪	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

▪	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

▪	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

▪	expectations concerning dividend payments and share buy-backs;

▪	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

▪	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

▪
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

▪
statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the consummation of the Fermacell acquisition and integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2018	21